Exhibt 16.1

April 26, 2022

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for China Index Holdings Limited (the “Company”) and, under the date of November 15, 2021, we reported on the combined and consolidated financial statements of the Company as of and for the years ended December 31, 2020 and 2019. On December 17, 2021, we were dismissed. We have read the Company’s statements included under Item 16F of its Form 20-F dated April 26, 2022, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements that:

(1)	on December 17, 2021, the Company appointed MaloneBailey, LLP as the Company’s independent registered public accounting firm;
(2)	the change of the Company’s independent auditor was approved by the Company’s board of directors and audit committee on December 17, 2021.
(3)

during the two fiscal years ended December 31, 2020 and the subsequent period prior to the Company’s engagement of MaloneBailey, LLP, neither the Company nor anyone on its behalf consulted with MaloneBailey, LLP regarding (i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s combined and consolidated financial statements, and neither a written report nor oral advice was provided to the Company that MaloneBailey, LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

Very truly yours,

/s/ KPMG Huazhen LLP